UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the Quarter Ended March 31, 2011
Commission File Number 1-14840
AMDOCS LIMITED
Suite 5, Tower Hill House Le Bordage
St. Peter Port, Island of Guernsey, GY1 3QT
Amdocs, Inc.
1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
FORM 20-F   ☑       FORM 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
YES   ☐       NO   ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

AMDOCS LIMITED
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

FOR THE QUARTER ENDED MARCH 31, 2011

INDEX
This report on Form 6-K shall be incorporated by reference into the Registration Statements on Form F-3 (File Nos. 333-114079 and 333-114344) and any other Registration Statement filed by the Registrant that by its terms automatically incorporates the Registrant’s filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

PART I FINANCIAL INFORMATION

Item 1.	Financial Statements
AMDOCS LIMITED
CONSOLIDATED BALANCE SHEETS
(dollar and share amounts in thousands, except per share data)

	As of
	March 31,	September 30,
	2011	2010
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$812,612	$1,036,195
Short-term interest-bearing investments	343,900	397,104
Accounts receivable, net	569,277	580,000
Deferred income taxes and taxes receivable	124,182	126,083
Prepaid expenses and other current assets	145,278	112,417

Total current assets	1,995,249	2,251,799
Equipment and leasehold improvements, net	245,534	258,273
Deferred income taxes	117,276	132,403
Goodwill	1,637,416	1,637,416
Intangible assets, net	182,773	218,762
Other noncurrent assets	364,408	321,951

Total assets	$4,542,656	$4,820,604

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$147,981	$168,321
Accrued expenses and other current liabilities	230,418	250,455
Accrued personnel costs	165,202	202,773
Short-term financing arrangements	—	200,000
Deferred revenue	210,437	184,481
Deferred income taxes and taxes payable	14,986	18,117

Total current liabilities	769,024	1,024,147
Deferred income taxes and taxes payable	292,382	293,723
Other noncurrent liabilities	300,497	273,354

Total liabilities	1,361,903	1,591,224

Shareholders’ equity:
Preferred Shares — Authorized 25,000 shares; £0.01 par value; 0 shares issued and outstanding	—	—
Ordinary Shares — Authorized 700,000 shares; £0.01 par value; 246,435 and 244,131 issued and 185,655 and 193,049 outstanding, respectively	3,993	3,956
Additional paid-in capital	2,455,378	2,402,163
Treasury stock, at cost 60,780 and 51,082 ordinary shares, respectively	(1,583,835)	(1,309,161)
Accumulated other comprehensive income	7,246	1,952
Retained earnings	2,297,971	2,130,470

Total shareholders’ equity	3,180,753	3,229,380

Total liabilities and shareholders’ equity	$4,542,656	$4,820,604

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(dollar and share amounts in thousands, except per share data)

	Three months ended		Six months ended
	March 31,		March 31,
	2011	2010	2011	2010
Revenue:
License	$28,695	$25,949	$58,601	$50,099
Service	760,240	718,020	1,505,515	1,418,681

	788,935	743,969	1,564,116	1,468,780

Operating expenses:
Cost of license	198	745	898	1,187
Cost of service	513,238	475,440	1,021,376	937,655
Research and development	53,536	51,190	108,528	101,296
Selling, general and administrative	99,064	92,028	203,421	183,608
Amortization of purchased intangible assets and other	16,343	21,439	35,753	42,758

	682,379	640,842	1,369,976	1,266,504

Operating income	106,556	103,127	194,140	202,276
Interest and other income (expense), net	49	(22,761)	(3,068)	(23,476)

Income before income taxes	106,605	80,366	191,072	178,800
Income taxes	12,495	11,816	23,571	21,897

Net income	$94,110	$68,550	$167,501	$156,903

Basic earnings per share	$0.50	$0.33	$0.88	$0.76

Diluted earnings per share	$0.50	$0.33	$0.88	$0.76

Basic weighted average number of shares outstanding	187,788	206,025	189,713	205,724

Diluted weighted average number of shares outstanding	189,232	207,691	191,120	207,174

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)
(dollar and share amounts in thousands)

					Accumulated
			Additional		Other		Total
	Ordinary Shares		Paid-in	Treasury	Comprehensive	Retained	Shareholders’
	Shares	Amount	Capital	Stock	Income	Earnings	Equity
Balance as of September 30, 2010	193,049	$3,956	$2,402,163	$(1,309,161)	$1,952	$2,130,470	$3,229,380
Comprehensive income:
Net income	—	—	—	—	—	167,501	167,501
Unrealized gain on foreign currency hedging contracts, net of $880 tax	—	—	—	—	5,249	—	5,249
Unrealized gain on short-term interest-bearing investments, net of $6 tax	—	—	—	—	34	—	34
Unrealized gain on defined benefit plan, net of $3 tax	—	—	—	—	11	—	11

Comprehensive income							172,795

Employee stock options exercised	1,710	27	35,059	—	—	—	35,086
Repurchase of shares	(9,698)	—	—	(274,674)	—	—	(274,674)
Issuance of restricted stock, net of forfeitures	594	10	—	—	—	—	10
Equity-based compensation expense related to employees	—	—	18,156	—	—	—	18,156

Balance as of March 31, 2011	185,655	$3,993	$2,455,378	$(1,583,835)	$7,246	$2,297,971	$3,180,753

As of March 31, 2011 and September 30, 2010, accumulated other comprehensive income is comprised of unrealized gain on derivatives, net of tax, of $11,251 and $6,002, respectively, unrealized loss on cash equivalents and short-term interest-bearing investments, net of tax, of $(1,233) and $(1,267), respectively, and unrealized loss on defined benefit plan, net of tax, of $(2,772) and $(2,783), respectively.
The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollar amounts in thousands)

	Six months ended
	March 31,
	2011	2010

Cash Flow from Operating Activities:
Net income	$167,501	$156,903
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	94,049	97,524
Impairment on investment in a subsidiary	—	21,800
Equity-based compensation expense	18,156	21,571
Deferred income taxes	12,756	(4,312)
Excess tax benefit from equity-based compensation	(152)	(98)
Loss (gain) from short-term interest-bearing investments	1,577	(427)
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	20,879	(12,355)
Prepaid expenses and other current assets	(25,225)	28,485
Other noncurrent assets	(34,739)	(26,540)
Accounts payable, accrued expenses and accrued personnel	(69,103)	34,846
Deferred revenue	34,293	30,586
Income taxes payable, net	(1,085)	2,571
Other noncurrent liabilities	18,939	7,521

Net cash provided by operating activities	237,846	358,075

Cash Flow from Investing Activities:
Payments for purchase of equipment and leasehold improvements, net	(55,456)	(40,074)
Proceeds from sale of short-term interest-bearing investments	314,857	747,201
Purchase of short-term interest-bearing investments	(263,191)	(871,945)
Net cash paid for acquisitions	—	(149,685)
Other	(17,618)	—

Net cash used in investing activities	(21,408)	(314,503)

Cash Flow from Financing Activities:
Payments under financing arrangements	(200,000)	—
Repurchase of shares	(274,674)	—
Proceeds from employee stock options exercised	35,096	17,325
Payments under capital lease, short-term financing arrangements and other	(443)	(125)

Net cash (used in) provided by financing activities	(440,021)	17,200

Net (decrease) increase in cash and cash equivalents	(223,583)	60,772
Cash and cash equivalents at beginning of period	1,036,195	728,762

Cash and cash equivalents at end of period	$812,612	$789,534

Supplementary Cash Flow Information
Cash paid for:
Income taxes, net of refunds	$9,359	$25,771
Interest	289	1,296
The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data)
1. Basis of Presentation
     Amdocs Limited (the “Company”) is a leading provider of software and services for communications, media and entertainment industry service providers. The Company and its subsidiaries operate in one segment, providing integrated products and services. The Company designs, develops, markets, supports, implements and operates customer experience systems, including revenue management, customer management, service and resource management, service delivery, portfolio enablers, consulting, system integration, managed services and product support, primarily to leading wireless, wireline, cable and satellite service providers throughout the world. Amdocs also offers a full range of directory sales and publishing systems.
     The Company is a Guernsey corporation, which directly or indirectly holds numerous wholly-owned subsidiaries around the world. The majority of the Company’s customers are in North America, Europe, Latin America and the Asia-Pacific region. The Company’s main production and operating facilities are located in Brazil, Canada, Cyprus, India, Ireland, Israel and the United States.
     The unaudited consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. In the opinion of the Company’s management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included herein and are of a normal recurring nature.
     The preparation of financial statements during interim periods requires management to make numerous estimates and assumptions that impact the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are reviewed periodically and the effect of revisions is reflected in the results of operations of the interim periods in which changes are determined to be necessary.
     The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full fiscal year. These statements do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with GAAP. These statements should be read in conjunction with the Company’s consolidated financial statements for the fiscal year ended September 30, 2010, set forth in the Company’s Annual Report on Form 20-F filed on December 7, 2010 with the U.S. Securities and Exchange Commission, or the SEC.
Reclassification
     Certain immaterial amounts in prior year financial statements have been reclassified to conform to the current year presentation.
2. Recent Accounting Pronouncements
     In January 2010, the Financial Accounting Standards Board, or FASB, issued guidance to amend the disclosure requirements of fair value measurements. The guidance requires the disclosure on the roll forward activities for assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements), and will become effective for the Company beginning October 1, 2011. The adoption of this new guidance will not have a material impact on the Company’s financial statements.
3. Adoption of New Accounting Standards
     In June 2009, the FASB issued authoritative guidance on the consolidation of variable interest entities, which was effective for the Company beginning October 1, 2010. The new guidance requires revised evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities, and additional disclosures for variable interests. The adoption of this new guidance did not have a material impact on the Company’s financial statements.

4. Fair Value Measurement
     The Company accounts for certain assets and liabilities at fair value. Fair value is the price that would be received from selling an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.
     The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety.
     The three levels of inputs that may be used to measure fair value are as follows:
Level 1: Quoted prices in active markets for identical assets or liabilities;
Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets), or other inputs that are observable (model-derived valuations in which significant inputs are observable) or can be derived principally from, or corroborated by, observable market data; and
Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
     The following tables present the Company’s assets and liabilities measured at fair value on a recurring basis as of March 31, 2011 and September 30, 2010:

	As of March 31, 2011
	Level 1	Level 2	Total
Available-for-sale securities:
Money market funds	$413,888	$—	$413,888
U.S. government treasuries	125,698	—	125,698
U.S. agencies	—	59,965	59,965
Government guaranteed debt	—	70,565	70,565
Corporate bonds	—	52,511	52,511
Supranational and sovereign debt	—	7,318	7,318
Asset backed obligations	—	5,481	5,481
Mortgages (including agencies and corporate)	—	12,859	12,859
Commercial paper and certificates of deposit	10,074	4,414	14,488

Total available-for-sale securities	549,660	213,113	762,773

Derivative financial instruments, net	—	9,605	9,605

Total	$549,660	$222,718	$772,378

	As of September 30, 2010
	Level 1	Level 2	Total
Available-for-sale securities:
Money market funds	$867,335	$—	$867,335
U.S. government treasuries	111,912	—	111,912
U.S. agencies	—	65,724	65,724
Government guaranteed debt	—	102,112	102,112
Supranational and sovereign debt	—	23,771	23,771
Corporate bonds	—	58,742	58,742
Asset backed obligations	—	7,147	7,147
Mortgages (including agencies and corporate)	—	18,948	18,948
Commercial paper and certificates of deposit	10,048	9,254	19,302

Total available-for-sale securities	989,295	285,698	1,274,993

Derivative financial instruments, net	—	4,333	4,333

Total	$989,295	$290,031	$1,279,326

     Available for sale securities that are classified as Level 2 assets are priced using observable data that may include quoted market prices for similar instruments, market dealer quotes, market spreads, non-binding market prices that are corroborated by observable market data and other observable market information and discounted cash flow techniques. The Company’s derivative instruments are classified as Level 2 as they represent foreign currency forward and option contracts valued primarily based on observable inputs including forward rates and yield curves. The Company did not have any transfers between Level 1 and Level 2 fair value measurements during the six months ended March 31, 2011.
Fair Value of Financial Instruments
     The carrying amounts of the Company’s cash and cash equivalents, accounts receivable, other current assets, accounts payable, accrued personnel costs, short-term financing arrangements and other current liabilities approximates their fair value because of the relatively short maturity of these items.
5. Available-For-Sale Securities
     Available-for-sale securities consist of the following interest-bearing investments:

	As of March 31, 2011
		Gross Unrealized	Gross Unrealized
	Amortized Cost	Gains	Losses	Fair Value
Money market funds	$413,888	$—	$—	$413,888
U.S. government treasuries	125,645	113	60	125,698
U.S. agencies	59,593	372	—	59,965
Government guaranteed debt	69,890	675	—	70,565
Corporate bonds	53,173	365	1,027	52,511
Supranational and sovereign debt	7,282	36	—	7,318
Asset backed obligations	6,244	—	763	5,481
Mortgages (including agencies and corporate)	13,738	274	1,153	12,859
Commercial paper and certificates of deposit	14,601	—	113	14,488

Total(1)	$764,054	$1,835	$3,116	$762,773

(1)	Available-for-sale securities are classified as short term interest-bearing investments on the Company’s balance sheet, except for $418,873 of securities with maturities from date of acquisition of 90 days or less which are included in cash and cash equivalents as of March 31, 2011.

	As of September 30, 2010
		Gross Unrealized	Gross Unrealized
	Amortized Cost	Gains	Losses	Fair Value
Money market funds	$867,335	$—	$—	$867,335
U.S. government treasuries	111,685	227	—	111,912
U.S. agencies	64,837	887	—	65,724
Government guaranteed debt	100,832	1,280	—	102,112
Supranational and sovereign debt	23,672	99	—	23,771
Corporate bonds	59,247	728	1,233	58,742
Asset backed obligations	8,230	—	1,083	7,147
Mortgages (including agencies and corporate)	21,062	372	2,486	18,948
Commercial paper and certificates of deposit	19,414	—	112	19,302

Total(2)	$1,276,314	$3,593	$4,914	$1,274,993

(2)	Available-for-sale securities are classified as short term interest-bearing investments on the Company’s balance sheet, except for $877,889 of securities with maturities from date of acquisition of 90 days or less which are included in cash and cash equivalents as of September 30, 2010.

     As of March 31, 2011, the unrealized losses were primarily due to credit market conditions and interest rate movements. A significant portion of the unrealized losses has been in a continuous loss position for 12 months or greater. The Company assessed whether such unrealized losses for the investments in its portfolio were other-than-temporary. Based on this assessment, an immaterial credit loss was recognized in the three and six months ended March 31, 2011 and 2010. As of March 31, 2011, unrealized losses of $726 related to securities for which credit losses were recognized and that are considered other-than-temporarily impaired securities, are included in accumulated other comprehensive income.
     The following table presents a cumulative roll forward of credit losses recognized in earnings as of March 31, 2011:

Balance as of October 1, 2010	$1,587
Credit loss on debt securities for which an other-than-temporary impairment was not previously recognized	73
Additional credit loss on debt securities for which an other-than-temporary impairment was previously recognized	223
Reductions for securities realized during the period	(751)

Balance as of March 31, 2011	$1,132

     As of March 31, 2011, the Company’s available-for-sale securities had the following maturity dates:

Market Value
Due within one year	$568,510
Due within between one and two years	144,687
Due within between two and three years	22,018
Due within between three and four years	4,910
Thereafter	22,648

$762,773

6. Derivative Financial Instruments
     The Company’s risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.
     The Company’s derivatives expose it to credit risks from possible non-performance by counterparties. The maximum amount of loss due to credit risk that the Company would incur if counterparties to the derivative financial instruments failed completely to perform according to the terms of the contracts, based on the gross fair value of the Company’s derivative contracts that are favorable to the Company, was approximately $19,767 as of March 31, 2011. The Company has limited its credit risk by entering into derivative transactions exclusively with investment-grade rated financial institutions and monitors the creditworthiness of these financial institutions on an ongoing basis.
     The Company classifies cash flows from its derivative transactions as cash flows from operating activities in the consolidated statements of cash flow.
     The table below presents the total volume or notional amounts of the Company’s derivative instruments as of March 31, 2011. Notional values are U.S. dollar translated and calculated based on forward rates as of March 31, 2011 for forward contracts, and based on spot rates as of March 31, 2011 for options.

Notional Value*
Foreign exchange contracts	$875,463

*	Gross notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of settlements under the contracts.

     The Company records all derivative instruments on the balance sheet at fair value. Please see Note 4 to the unaudited consolidated financial statements. The fair value of the open foreign currency exchange contracts recorded by the Company on its consolidated balance sheets as of March 31, 2011 and September 30, 2010, as an asset or a liability is as follows:

	As of
	March 31,	September 30,
	2011	2010
Derivatives designated as hedging instruments
Prepaid expenses and other current assets	$16,836	$8,993
Other noncurrent assets	410	669
Accrued expenses and other current liabilities	(3,294)	(960)
Other noncurrent liabilities	(72)	(292)

	13,880	8,410

Derivatives not designated as hedging instruments
Prepaid expenses and other current assets	2,521	4,020
Accrued expenses and other current liabilities	(6,796)	(8,097)

	(4,275)	(4,077)

Net fair value	$9,605	$4,333

     Cash Flow Hedges
     In order to reduce the impact of changes in foreign currency exchange rates on its results, the Company enters into foreign currency exchange forward contracts and options contracts to purchase and sell foreign currencies to hedge a significant portion of its foreign currency net exposure resulting from revenue and expense transactions denominated in currencies other than the U.S. dollar. The Company designates these contracts for accounting purposes as cash flow hedges. The Company currently hedges its exposure to the variability in future cash flows for a maximum period of two years (a vast majority of the forward contracts and options outstanding as of March 31, 2011 are expected to mature within the next 12 months).
     The effective portion of the gain or loss on the derivative instruments is initially recorded as a component of other comprehensive income, a separate component of shareholders’ equity, and subsequently reclassified into earnings to the same line item as the related forecasted transaction and in the same period or periods during which the hedged exposure affects earnings. The cash flow hedges are evaluated for effectiveness at least quarterly. As the critical terms of the forward contract or options and the hedged transaction are matched at inception, the hedge effectiveness is assessed generally based on changes in the fair value for cash flow hedges as compared to the changes in the fair value of the cash flows associated with the underlying hedged transactions. Hedge ineffectiveness, if any, and hedge components, such as time value, excluded from assessment of effectiveness testing for hedges of estimated revenue from customers, are recognized immediately in interest and other income (expense), net.
     The effect of the Company’s cash flow hedging instruments in the consolidated statement of income for the three months ended March 31, 2011 and 2010, respectively, which partially offset the foreign currency impact from the underlying exposures, is summarized as follows:

	GAINS (LOSSES) RECLASSIFIED FROM
	OTHER COMPREHENSIVE INCOME (EFFECTIVE PORTION)
	Three months ended
	March 31, 2011	March 31, 2010
Line item in statement of income:
Revenue	$(297)	$(1,049)
Cost of service	1,996	3,058
Research and development	399	744
Selling, general and administrative	360	475

Total	$2,458	$3,228

     The effect of the Company’s cash flow hedging instruments in the consolidated statement of income for the six months ended March 31, 2011 and 2010, respectively, which partially offset the foreign currency impact from the underlying exposures, is summarized as follows:

	GAINS (LOSSES) RECLASSIFIED FROM
	OTHER COMPREHENSIVE INCOME (EFFECTIVE PORTION)
	Six months ended
	March 31, 2011	March 31, 2010
Line item in statement of income:
Revenue	$(614)	$(2,999)
Cost of service	4,535	5,558
Research and development	1,006	1,440
Selling, general and administrative	1,002	782

Total	$5,929	$4,781

     An aggregate gain of $2,186 and $2,848, net of taxes, was reclassified from other comprehensive income in the three months ended March 31, 2011 and 2010, respectively. An aggregate gain of $5,198 and $4,134, net of taxes, was reclassified from other comprehensive income in the six months ended March 31, 2011 and 2010, respectively. The ineffective portion of the change in fair value of a cash flow hedge, including the time value portion excluded from effectiveness testing for the three and six months ended March 31, 2011 and 2010, was not material.
     As of March 31, 2011, amounts related to derivatives designated as cash flow hedges and recorded in accumulated other comprehensive income totaled $11,251 which will be reclassified into earnings within the next 12 months and will partially offset the foreign currency impact from the underlying exposures. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates. Gains (losses) from cash flow hedges recognized in other comprehensive income during the six months ended March 31, 2011 and 2010, respectively, were $12,058 and (4,469), or $10,447 and (3,822), net of taxes.
     Cash flow hedges are required to be discontinued in the event the underlying forecasted hedged transaction is no longer probable to occur. The Company did not discontinue any cash flow hedges during any of the periods presented nor does the Company anticipate any such discontinuance in the normal course of business.
     The activity related to the changes in net unrealized gains on cash flow hedges, net of tax, in accumulated other comprehensive income was as follows:

	Six months ended
	March 31,
	2011	2010

Net unrealized gains on cash flow hedges, net of tax, beginning of period	$6,002	$12,936
Changes associated with hedging transactions, net of tax	10,447	(3,822)
Reclassification into earnings, net of tax	(5,198)	(4,134)

Net unrealized gains on cash flow hedges, net of tax, end of period	$11,251	$4,980

     Other Risk Management Derivatives
     The Company also enters into foreign currency exchange forward contracts that are not designated as hedging instruments under hedge accounting and are used to reduce the impact of foreign currency on certain balance sheet exposures and certain revenue and expense.
     These instruments are generally short-term in nature, with typical maturities of less than one year, and are subject to fluctuations in foreign exchange rates.

     The effect of the Company’s non-designated hedging instruments in the consolidated statement of income for the three months ended March 31, 2011 and 2010, respectively, which partially offset the foreign currency impact from the underlying exposures, is summarized as follows:

	GAINS (LOSSES) RECOGNIZED IN INCOME
	Three months ended
	March 31, 2011	March 31, 2010
Line item in statement of income:
Revenue	$(443)	$(763)
Cost of service	822	888
Research and development	95	193
Selling, general and administrative	57	207
Interest and other income (expense), net	(6,877)	1,820
Income taxes	(137)	(523)

Total	$(6,483)	$1,822

     The effect of the Company’s non-designated as hedging instruments in the consolidated statement of income for the six months ended March 31, 2011 and 2010, respectively, which partially offset the foreign currency impact from the underlying exposure, is summarized as follows:

	GAINS (LOSSES) RECOGNIZED IN INCOME
	Six months ended
	March 31, 2011	March 31, 2010
Line item in statement of income:
Revenue	$(1,747)	$(1,094)
Cost of service	2,897	689
Research and development	529	150
Selling, general and administrative	494	207
Interest and other income (expense), net	(7,519)	1,513
Income taxes	(402)	(494)

Total	$(5,748)	$971

7. Accounts Receivable, Net
Accounts receivable, net consists of the following:

	As of
	March 31,	September 30,
	2011	2010
Accounts receivable — billed	$512,716	$529,182
Accounts receivable — unbilled	73,278	62,246
Less-allowances	(16,717)	(11,428)

Accounts receivable, net	$569,277	$580,000

8. Comprehensive Income
     Comprehensive income represents the change in shareholders’ equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners.
     The following table sets forth the reconciliation from net income to comprehensive income for the following periods:

	Three months ended		Six months ended
	March 31,		March 31,
	2011	2010	2011	2010
Net income	$94,110	$68,550	$167,501	$156,903
Other comprehensive income:
Unrealized gain (loss) on foreign currency hedging contracts, net of tax	2,446	(762)	5,249	(7,956)
Unrealized gain on short-term interest-bearing investments, net of tax	334	2,170	34	2,499
Unrealized gain on defined benefit plan, net of tax	—	—	11	—

Comprehensive income	$96,890	$69,958	$172,795	$151,446

9. Income Taxes
     The provision for income taxes for the following periods consisted of:

	Three months		Six months
	ended		ended
	March 31,		March 31,
	2011	2010	2011	2010
Current	$6,642	$8,200	$10,815	$26,782
Deferred	5,853	3,616	12,756	(4,885)

Income taxes	$12,495	$11,816	$23,571	$21,897

The Company’s effective income tax rate varied from the statutory Guernsey tax rate as follows for the following periods:

	Three months ended		Six months ended
	March 31,		March 31,
	2011	2010	2011	2010
Statutory Guernsey tax rate	0%	0%	0%	0%
Foreign taxes	12	15	12	12

Effective income tax rate	12%	15%	12%	12%

     As a Guernsey company subject to a corporate tax rate of zero percent, the Company’s overall effective tax rate is attributable to foreign taxes.
     As of March 31, 2011, deferred tax assets of $110,806, derived primarily from net capital and operating loss carry forwards related to some of the Company’s subsidiaries, were offset by valuation allowances related to the uncertainty of realizing tax benefit for such losses. Releases of the valuation allowances will be recognized through earnings.
     The total amount of gross unrecognized tax benefits, which includes interest and penalties, was $124,053 as of March 31, 2011, all of which would affect the effective tax rate if realized.
     As of March 31, 2011, the Company has accrued $15,633 in income taxes payable for interest and penalties relating to unrecognized tax benefits.
     The Company is currently under audit in several jurisdictions for the tax years 2005 and onwards. Timing of the resolution of audits is highly uncertain and therefore the Company generally cannot estimate the change in unrecognized tax benefits resulting from these audits within the next 12 months.
10. Earnings Per Share
     The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended		Six months ended
	March 31,		March 31,
	2011	2010	2011	2010
Numerator:
Numerator for basic and diluted earnings per share	$94,110	$68,550	$167,501	$156,903

Denominator:
Denominator for basic earnings per share — weighted average number of shares outstanding	187,788	206,025	189,713	205,724
Effect of assumed conversion of 0.50% convertible notes	24	24	24	24
Effect of dilutive stock options granted	1,420	1,642	1,383	1,426

Denominator for diluted earnings per share — adjusted weighted average shares and assumed conversions	189,232	207,691	191,120	207,174

Basic earnings per share	$0.50	$0.33	$0.88	$0.76

Diluted earnings per share	$0.50	$0.33	$0.88	$0.76

     For the three and six months ended March 31, 2011, 15,753 and 15,415 shares, respectively, were attributable to antidilutive outstanding stock options. For the three and six months ended March 31, 2010, 16,304 and 16,629 shares, respectively, were attributable to antidilutive outstanding stock options. Shares attributable to antidilutive outstanding stock options were not included in the calculation of diluted earnings per share.

11. Repurchase of Securities
     In April 2010, the Company’s board of directors adopted a share repurchase plan authorizing the repurchase of up to $700,000 of the Company’s outstanding ordinary shares over the following 12 months. The authorization permitted the Company to purchase its ordinary shares in open market or privately negotiated transactions at times and prices that it considered appropriate. In the six months ended March 31, 2011, the Company repurchased approximately 9,698 ordinary shares at an average price of $28.30 per share (excluding broker and transaction fees). As of March 31, 2011, the Company had remaining authority to repurchase up to $36,503 of its outstanding ordinary shares under this plan.
     In February 2011, the Company’s board of directors adopted a share repurchase plan authorizing the repurchase of up to $1,000,000 of the Company’s outstanding ordinary shares over the following 24 months. The authorization permits the Company to purchase its ordinary shares in open market or privately negotiated transactions at times and prices that it considers appropriate.
     Subsequent to March 31, 2011, the Company completed the repurchase of the remaining authorized amount under the April 2010 plan and started executing repurchases under the new plan.
12. Financing Arrangements
     In November 2007, the Company entered into an unsecured $500,000 five-year revolving credit facility with a syndicate of banks, which is available for general corporate purposes, including acquisitions and repurchases of ordinary shares that the Company may consider from time to time. The interest rate for borrowings under the revolving credit facility is chosen at the Company’s option from several pre-defined alternatives, depends on the circumstances of any advance and is based on the Company’s credit ratings. In September 2010, the Company borrowed an aggregate of $200,000 under the facility and repaid it in October 2010. As of March 31, 2011, the Company was in compliance with the financial covenants under the revolving credit facility and had no outstanding borrowings under this facility.
13. Stock Option and Incentive Plan
     In January 1998, the Company adopted the 1998 Stock Option and Incentive Plan (the “Plan”), which provides for the grant of restricted stock awards, stock options and other equity-based awards to employees, officers, directors and consultants. The purpose of the Plan is to enable the Company to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in the Company. Since its adoption, the Plan has been amended on several occasions to, among other things, increase the number of ordinary shares issuable under the Plan. The maximum number of ordinary shares authorized to be granted under the Plan is 55,300. Awards granted under the Plan generally vest over a period of four years and stock options have a term of ten years.
     The following table summarizes information about options to purchase the Company‘s ordinary shares, as well as changes during the six-month period ended March 31, 2011:

			Weighted
		Weighted	Average
		Average	remaining
	Number of	Exercise	Contractual
	Options	Price	Term
Outstanding as of October 1, 2010	22,198	$29.50
Granted	3,725	27.90
Exercised	(1,710)	20.51
Forfeited	(1,509)	40.79

Outstanding as of March 31, 2011	22,704	$29.16	6.38

Exercisable as of March 31, 2011	14,625	$30.39	4.99

     The following table summarizes information relating to awards of restricted shares, as well as changes to such awards during the six-month period ended March 31, 2011:

		Weighted
	Number of	Average Grant
	Shares	Date Fair Value

Outstanding unvested shares as of October 1, 2010	1,252	$26.11
Granted	726	27.55
Vested	(384)	25.60
Forfeited	(133)	28.44

Outstanding unvested shares as of March 31, 2011	1,461	$26.75

     As of March 31, 2011, there was $53,761 of unrecognized compensation expense related to unvested stock options and unvested restricted stock awards. The Company recognizes compensation costs using the graded vesting attribution method which results in a weighted average period of approximately one year over which the unrecognized compensation expense is expected to be recognized.
     Equity-based payments to employees, including grants of employee stock options, are recognized in the statements of income based at their fair values.
     Employee equity-based compensation pre-tax expense for the three and six months ended March 31, 2011 and 2010 was as follows:

	Three months ended March 31,		Six months ended March 31,
	2011	2010	2011	2010
Cost of service	$1,656	$4,967	$6,140	$9,752
Research and development	317	1,004	1,166	2,137
Selling, general and administrative	2,909	4,747	10,850	9,682

Total	$4,882	$10,718	$18,156	$21,571

     The total income tax (expense) benefit recognized in the income statement for stock-based compensation (including restricted shares) for the three months ended March 31, 2011 and 2010 was $(103) and $268, respectively, and for the six months ended March 31, 2011 and 2010 was $1,002 and $1,451, respectively.
     The Company selected the Black-Scholes option pricing model as the most appropriate fair value method for its equity-based awards. The Black-Scholes option pricing model assumptions used are noted in the following table (all in weighted averages for options granted during the period):

	Three months		Six months
	ended		ended
	March 31,		March 31,
	2011	2010	2011	2010
Risk-free interest rate (1)	1.77%	2.09%	1.56%	2.00%
Expected life of stock options (2)	4.50	4.41	4.50	4.31
Expected volatility (3)	0.29	0.30	0.31	0.32
Expected dividend yield (4)	None	None	None	None
Fair value per option	$7.96	$7.76	$7.77	$7.62

(1)	Risk-free interest rate is based upon U.S. Treasury yield curve appropriate for the term of the Company‘s employee stock options.

(2)	Expected life of stock options is based upon historical experience.

(3)	Expected volatility is based on a combination of implied volatility of the Company’s traded options and historical stock price volatility (“blended volatility”).

(4)	Expected dividend yield is based on the Company’s history and future expectation of dividend payouts.
     Equity-based compensation recognized is reduced for estimated forfeitures and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

14. Contingencies
     Legal Proceedings
     The Company is involved in various legal proceedings arising in the normal course of its business. Based upon the advice of counsel, the Company does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.
     The Company generally offers its products with a limited warranty for a period of 90 days. The Company’s policy is to accrue for warranty costs, if needed, based on historical trends in product failure. Based on the Company’s experience, only minimal warranty charges have been required after revenue was fully recognized and, as a result, the Company did not accrue any amounts for product warranty liability during the six months ended March 31, 2011 and 2010.
     The Company generally indemnifies its customers against claims of intellectual property infringement made by third parties arising from the use of the Company’s software. To date, the Company has incurred and recorded only minimal costs as a result of such obligations in its consolidated financial statements.

Item 2. Operating and Financial Review and Prospects
Forward Looking Statements
     This section contains forward-looking statements (within the meaning of the United States federal securities laws) that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as “expect”, “anticipate”, “believe”, “seek”, “estimate”, “project”, “forecast”, “continue”, “potential”, “should”, “would”, “could”, and “may”, and other words that convey uncertainty of future events or outcome. Statements that we make in this document that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. We disclaim any obligation to update our forward-looking statements, except where applicable law may otherwise require us to do so.
     Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; changes in competition in markets in which we operate; changes in the demand for our products and services; consolidation within the industries in which our customers operate; the loss of a significant customer; changes in the telecommunications regulatory environment; changes in technology that impact both the markets we serve and the types of products and services we offer; financial difficulties of our customers; losses of key personnel; difficulties in completing or integrating acquisitions; litigation and regulatory proceedings; and acts of war or terrorism. For a discussion of these important factors and other risks, please read the information set forth under the caption “Risk Factors” in our Annual Report on Form 20-F for fiscal 2010, filed on December 7, 2010 with the U.S. Securities and Exchange Commission.
Overview of Business and Trend Information
     Amdocs is a leading provider of software and services for communications, media and entertainment industry service providers. Although our market focus has traditionally been primarily on Tier-1 and Tier-2 service providers in developed markets, we have also focused in the last several years on Tier-3 and Tier-4 service providers in developed markets, and on providers in emerging markets. Regardless of whether service providers are bringing their first offerings to market, scaling for growth, consolidating systems or transforming the way they do business, we believe that service providers seek to differentiate their offerings by delivering a customer experience that is simple, personalized and valuable at every point of service.
     We develop, implement and manage software and services associated with business support systems (BSS) and operational support systems (OSS) to enable service providers to introduce new products and business models more quickly, understand their customers more deeply, process orders more efficiently, bill more accurately and service their end customers more effectively. We refer to these systems collectively as customer experience systems because of the crucial impact that these systems have on the service providers’ end-user experience.
     In a global communications industry impacted by unprecedented growth in data demand, increasing number of connected devices and improvement in machine-to-machine (M2M) technologies, consumers expect immediate and constant connectivity to personalized services, information and applications. We refer to these developments as the evolution to the “connected world.” We seek to address these market forces through a strategy of innovation from the network and business support systems to the device and end user. Our goal is to supply cost-effective, scalable software products and services that provide functionality and flexibility to service providers as they—and their markets—grow and change.
     We also offer advertising and media services for directory publishers which are comprised of a comprehensive set of products and services designed to enable local search and directory publishers to manage the entire media selling, fulfillment, consumer experience and financial processes across online, print and mobile media.
     We conduct our business globally, and as a result we are subject to the effects of global economic conditions and, in particular, market conditions in the communications, media and entertainment industry. In the six months ended March 31, 2011, customers in North America accounted for 74.4% of our revenue, while customers in Europe and the rest of the world accounted for 12.5% and 13.1%, respectively. Customers in emerging markets accounted for 7.7% of our revenue in the six months ended March 31, 2011, We maintain development facilities in Brazil, Cyprus, India, Ireland, Israel and the United States.
     We derive our revenue principally from:
•	the initial sales of licenses to use our products and related services, including modification, implementation, integration and customization services,

•	managed services in our domain expertise and other related services, and

•	recurring revenue from ongoing support, maintenance and enhancements provided to our customers, and from incremental license fees resulting from increases in a customer’s business volume.
     Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed and determinable; and (iv) collectability of the fee is reasonably assured. We usually sell our software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with a broad range of services, which normally include significant customization, modification, implementation and integration. Those services are deemed essential to the software. As a result, we generally recognize initial license fee and related service revenue over the course of these long-term projects, using the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of specified conditions in each contract, based on a customer’s subscriber or transaction volume or other measurements when greater than the level specified in the contract for the initial license fee. Revenue from software solutions that do not require significant customization, implementation and modification is recognized upon delivery. Revenue from services that do not involve significant ongoing obligations is recognized as services are rendered. In managed services contracts, we typically recognize revenue from the operation of a customer’s system as services are performed based on time elapsed, output produced or volume of data processed, depending on the specific contract terms of the managed services arrangement. Typically, managed services contracts are long-term in duration and are not subject to seasonality. Revenue from ongoing support services is recognized as work is performed.
     Revenue from third-party hardware sales is recognized upon delivery and installation, and revenue from third-party software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement.
     A significant portion of our revenue is recognized over the course of long-term implementation and integration projects under the percentage of completion method of accounting. When total cost estimates exceed revenues in a fixed-price arrangement, the estimated losses are recognized immediately based upon the cost applicable to the project. The percentage of completion method requires the exercise of judgment on a quarterly basis, such as with respect to estimations of progress-to-completion, contract revenue, loss contracts and contract costs. Progress in completing such projects may significantly affect our annual and quarterly operating results.
     Revenue from managed services arrangements is included in both license and service revenue and includes comprehensive offerings of software and related services related to the managed services operations, such as IT and infrastructure management, application management and ongoing support, systems modernization and consolidation and business process operations support. Revenue generated in connection with managed services arrangements is a significant part of our business generating substantial long-term revenue streams and cash flow. Revenue from managed arrangements accounted for approximately $382.6 million and $753.8 million in the three and six months ended March 31, 2011, respectively and $353.3 million and $681.2 million in the three and six months ended March 31, 2010, respectively. Revenue from managed services arrangements may fluctuate quarter to quarter as a result of discretionary spending decisions by our customers, such as additional software development. In the initial period of our managed services projects, we generally invest in modernization and consolidation of the customer’s systems. Managed services engagements can be less profitable in their early stages, however, margins tend to improve over time, especially in the initial period of an engagement, as we derive benefit from the operational efficiencies and from changes in the geographical mix of our resources.
Recent Accounting Standards
     In January 2010, the Financial Accounting Standards Board, or FASB, issued guidance to amend the disclosure requirements of fair value measurements. The guidance requires the disclosure on the roll forward activities for assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements), and will become effective for us beginning October 1, 2011. The adoption of this new guidance will not have a material impact on our financial statements.
Adoption of New Accounting Standards
     In June 2009, the FASB issued authoritative guidance on the consolidation of variable interest entities, which was effective for us beginning October 1, 2010. The new guidance requires revised evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities, and additional disclosures for variable interests. The adoption of this new guidance did not have a material impact on our financial statements.

Results of Operations
     The following table sets forth for the three and six months ended March 31, 2011 and 2010 certain items in our consolidated statements of income reflected as a percentage of total revenue:

	Three months		Six months
	ended		ended
	March 31,		March 31,
	2011	2010	2011	2010

Revenue:
License	3.6%	3.5%	3.7%	3.4%
Service	96.4	96.5	96.3	96.6

	100.0	100.0	100.0	100.0

Operating expenses:
Cost of license	0.0	0.1	0.1	0.1
Cost of service	65.1	63.9	65.3	63.8
Research and development	6.8	6.9	6.9	6.9
Selling, general and administrative	12.6	12.4	13.0	12.5
Amortization of purchased intangible assets and other	2.0	2.8	2.3	2.9

	86.5	86.1	87.6	86.2

Operating income	13.5	13.9	12.4	13.8
Interest and other income (expense), net	0.0	(3.1)	(0.2)	(1.6)

Income before income taxes	13.5	10.8	12.2	12.2
Income taxes	1.6	1.6	1.5	1.5

Net income	11.9%	9.2%	10.7%	10.7%

Six Months Ended March 31, 2011 and 2010
     The following is a tabular presentation of our results of operations for the six months ended March 31, 2011 compared to the six months ended March 31, 2010. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Six months ended
	March 31,		Increase (Decrease)
	2011	2010	Amount	%
	(in thousands)

Revenue:
License	$58,601	$50,099	$8,502	17.0%
Service	1,505,515	1,418,681	86,834	6.1

	1,564,116	1,468,780	95,336	6.5

Operating expenses:
Cost of license	898	1,187	(289)	(24.3)
Cost of service	1,021,376	937,655	83,721	8.9
Research and development	108,528	101,296	7,232	7.1
Selling, general and administrative	203,421	183,608	19,813	10.8
Amortization of purchased intangible assets and other	35,753	42,758	(7,005)	(16.4)

	1,369,976	1,266,504	103,472	8.2

Operating income	194,140	202,276	(8,136)	(4.0)
Interest and other expense, net	3,068	23,476	(20,408)	(86.9)

Income before income taxes	191,072	178,800	12,272	6.9
Income taxes	23,571	21,897	1,674	7.6

Net income	$167,501	$156,903	$10,598	6.8%

     Revenue. Total revenue increased by $95.3 million, or 6.5%, to $1,564.1 million in the six months ended March 31, 2011, from $1,468.8 million in the six months ended March 31, 2010. The increase in revenue was primarily attributable to revenue related to managed services arrangements and to a lesser extent to revenue related to implementation and integration projects.
     License revenue in the six months ended March 31, 2011 increased by $8.5 million, or 17.0%, to $58.6 million, from $50.1 million in the six months ended March 31, 2010. The increase in license revenue was primarily attributable to new implementation and integration projects.
     License and service revenue attributable to the sale of customer experience systems increased by $95.2 million, or 7.0%, to $1,462.6 million in the six months ended March 31, 2011, from $1,367.4 million, in the six months ended March 31, 2010. The increase in revenue was primarily attributable to revenue related to managed services arrangements, and to a lesser extent to revenue related to implementation and integration projects. License and service revenue resulting from the sale of customer experience systems represented 93.5% and 93.1% of our total revenue in the six months ended March 31, 2011 and 2010, respectively.
     License and service revenue attributable to the sale of directory systems increased by $0.1 million, or 0.1%, to $101.5 million in the six months ended March 31, 2011, from $101.4 million in the six months ended March 31, 2010. License and service revenue from the sale of directory systems represented 6.5% and 6.9% of our total revenue in the six months ended March 31, 2011 and 2010, respectively.
     In the six months ended March 31, 2011, revenue from customers in North America, Europe and the rest of the world accounted for 74.4%, 12.5% and 13.1%, respectively, of total revenue compared to 76.2%, 12.4% and 11.4%, respectively, in the six months ended March 31, 2010. The increase in total revenue in the six months ended March 31, 2011 was primarily attributable to revenue from customers in North America, mainly from managed services arrangements, and to revenue from customers in the rest of the world of which a significant portion was from emerging markets. Our revenue growth rate in the rest of the world was greater than the growth rate we experienced in North America which resulted in a decrease in revenue from customers in North America as a percentage of total revenue.
     Cost of License and Service. Cost of license includes fee and royalty payments to software suppliers. Cost of service consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products. The increase in cost of license and service in the six months ended March 31, 2011 was $83.4 million, or 8.9%. As a percentage of revenue, cost of license and service was 65.4% in the six months ended March 31, 2011, compared to 63.9% in the six months ended March 31, 2010. The increase in our cost of license and service as a percentage of revenue was primarily attributable to investment in internal training and knowledge building programs for our employees, as well as several key customer implementations that required incremental spending.
     Research and Development. Research and development expense is primarily comprised of compensation expense. Research and development expense increased by $7.2 million, or 7.1%, to $108.5 million in the six months ended March 31, 2011, from $101.3 million in the six months ended March 31, 2010. The increase in research and development expense is primarily attributable to research and development expense related to immaterial acquisitions during fiscal 2010. Research and development expense as a percentage of revenue was 6.9% in the six months ended March 31, 2011 and 2010. Our research and development efforts are a key element of our strategy and are essential to our success and we intend to maintain our commitment to research and development. An increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.
     Selling, General and Administrative. Selling, general and administrative expense increased by $19.8 million, or 10.8%, to $203.4 million in the six months ended March 31, 2011, from $183.6 million in the six months ended March 31, 2010. Selling, general and administrative expense is primarily comprised of compensation expense. The increase in selling, general and administrative expense was primarily attributable to increased selling efforts, a significant portion of which were in emerging markets and in Europe, as well as to an increase in accounts receivable allowances.
     Amortization of Purchased Intangible Assets and Other. Amortization of purchased intangible assets and other in the six months ended March 31, 2011 decreased by $7.0 million to $35.8 million from $42.8 million in the six months ended March 31, 2010. The decrease in amortization of purchased intangible assets and other was primarily due to purchased intangible assets that were fully amortized in prior periods, as well as to the timing of amortization charges resulting from the use of accelerated amortization methods for certain intangible assets purchased in prior periods, partially offset by amortization of intangible assets related to small acquisitions in fiscal 2010.
     Operating Income. Operating income decreased by $8.1 million, or 4.0%, to $194.1 million, or 12.4% of revenue, in the six months ended March 31, 2011, from $202.3 million, or 13.8% of revenue, in the six months ended March 31, 2010. The decrease in operating income as a percentage of revenue was primarily attributable to the increase of cost of service and selling, general and administrative expense, which was higher than the increase in revenue, partially offset by the decrease in amortization of purchased intangible assets and other.
     Interest and Other Expense, Net. Interest and other expense, net decreased by $20.4 million to $3.1 million in the six months ended March 31, 2011, from $23.5 million in the six months ended March 31, 2010. The decrease was primarily attributable to an impairment charge in the prior period in connection with the disposition of a majority interest in a Chinese subsidiary in 2010.
     Income Taxes. Income taxes for the six months ended March 31, 2011 were $23.6 million on pretax income of $191.1 million, resulting in an effective tax rate of 12.3%, compared to 12.2% in the six months ended March 31, 2010. Our effective tax rate may fluctuate between quarters as a result of discrete items that may affect a specific quarter.
     Net Income. Net income was $167.5 million in the six months ended March 31, 2011, compared to $156.9 million in the six months ended March 31, 2010. The increase in net income was attributable mainly to the decrease in interest and other expense, net, partially offset by decrease in operating income.
     Diluted Earnings Per Share. Diluted earnings per share increased by $0.12, or 15.8%, to $0.88 in the six months ended March 31, 2011, from $0.76 in the six months ended March 31, 2010. The increase in diluted earnings per share resulted primarily from the decrease in diluted weighted average numbers of shares outstanding as a result of repurchase of our ordinary shares, as well as the increase in net income. Please see Note 10 to our unaudited consolidated financial statements.

Three Months Ended March 31, 2011 and 2010
     The following is a tabular presentation of our results of operations for the three months ended March 31, 2011 compared to the three months ended March 31, 2010. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Three months ended
	March 31,		Increase (Decrease)
	2011	2010	Amount	%
	(in thousands)

Revenue:
License	$28,695	$25,949	$2,746	10.6%
Service	760,240	718,020	42,220	5.9

	788,935	743,969	44,966	6.0

Operating expenses:
Cost of license	198	745	(547)	(73.4)
Cost of service	513,238	475,440	37,798	8.0
Research and development	53,536	51,190	2,346	4.6
Selling, general and administrative	99,064	92,028	7,036	7.6
Amortization of purchased intangible assets and other	16,343	21,439	(5,096)	(23.8)

	682,379	640,842	41,537	6.5

Operating income	106,556	103,127	3,429	3.3
Interest and other income (expense), net	49	(22,761)	22,810	(100.2)

Income before income taxes	106,605	80,366	26,239	32.6
Income taxes	12,495	11,816	679	5.7

Net income	$94,110	$68,550	$25,560	37.3%

     Revenue. Total revenue increased by $45.0 million, or 6.0%, to $788.9 million in the three months ended March 31, 2011, from $744.0 million in the three months ended March 31, 2010. The increase in revenue was primarily attributable to revenue related to managed services arrangements and to a lesser extent to revenue related to implementation and integration projects.
     License revenue increased by $2.7 million, or 10.6%, to $28.7 million in the three months ended March 31, 2011, from $25.9 million in the three months ended March 31, 2010.
     License and service revenue attributable to the sale of customer experience systems was $737.2 million in the three months ended March 31, 2011, an increase of $48.3 million, or 7.0%, over the three months ended March 31, 2010. The increase was primarily attributable to revenue related to managed service arrangements and to a lesser extent to revenue related to implementation and integration projects. License and service revenue resulted from the sale of customer experience systems represented 93.4% and 92.6% of our total revenue in the three months ended March 31, 2011 and 2010, respectively.
     License and service revenue from the sale of directory systems was $51.7 million in the three months ended March 31, 2011, a decrease of $3.3 million, or 6.0%, as compared to the three months ended March 31, 2010. The decrease was primarily attributable to a decrease in revenue from existing customers. License and service revenue from the sale of directory systems represented 6.6% and 7.4% of our total revenue in the three months ended March 31, 2011 and 2010, respectively.
     In the three months ended March 31, 2011, revenue from customers in North America, Europe and the rest of the world accounted for 75.9%, 12.3% and 11.8%, respectively, of total revenue compared to 76.9%, 12.4% and 10.7%, respectively, in the three months ended March 31, 2010. The increase in total revenue in the three months ended March 31, 2011 was primarily attributable to revenue from customers in North America and in the rest of the world, of which a significant portion was from emerging markets. Our revenue growth rate in the rest of the world was greater than the growth rate we experienced in North America, which resulted in a decrease in revenue from customers in North America as a percentage of total revenue.

     Cost of License and Service. Cost of license includes fee and royalty payments to software suppliers. Cost of service consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products. The increase in cost of license and service in the three months ended March 31, 2011 was $37.3 million, or 7.8%. As a percentage of revenue, cost of license and service was 65.1% in the three months ended March 31, 2011, compared to 64.0% in the three months ended March 31, 2010. The increase in our cost of license and service as a percentage of revenue was primarily attributable to investment in internal training and knowledge building programs for our employees, as well as several key customer implementations that required incremental spending.
     Research and Development. Research and development expense is primarily comprised of compensation expense. Research and development expense increased by $2.3 million, or 4.6%, in the three months ended March 31, 2011 to $53.5 million from $51.2 million in the three months ended March 31, 2010. Research and development expense decreased as a percentage of revenue from 6.9% in the three months ended March 31, 2010 to 6.8% in the three months ended March 31, 2011.
     Selling, General and Administrative. Selling, general and administrative expense increased by $7.0 million, or 7.6%, to $99.1 million in the three months ended March 31, 2011, from $92.0 million in the three months ended March 31, 2010. Selling, general and administrative expense is primarily comprised of compensation expense. The increase in selling, general and administrative expense was primarily attributable to an increase in accounts receivable allowances.
     Amortization of Purchased Intangible Assets and Other. Amortization of purchased intangible assets and other in the three months ended March 31, 2011 decreased by $5.1 million to $16.3 million, from $21.4 million in the three months ended March 31, 2010. The decrease in amortization of purchased intangible assets and other was primarily due to purchased intangible assets that were fully amortized in prior periods, as well as to the timing of amortization charges resulting from the use of accelerated amortization methods for certain intangible assets purchased in prior periods, partially offset by amortization of intangible assets related to small acquisitions in fiscal 2010.
     Operating Income. Operating income increased by $3.4 million, or 3.3%, in the three months ended March 31, 2011, to $106.6 million, or 13.5% of revenue, from $103.1 million, or 13.9% of revenue, in the three months ended March 31, 2010. The decrease in operating income as a percentage of revenue was primarily attributable to the increase of cost of service which was partially offset by the decrease in amortization of purchased intangible assets and other.
     Interest and other income (Expense), Net. Interest and other income (expense), net increased by $22.8 million in the three months ended March 31, 2011 to flat income from expense of $22.8 million in the three months ended March 31, 2010. The increase in interest and other income (expense), net, is primarily attributable to an impairment charge in the prior period in connection with the disposition of a majority interest in a Chinese subsidiary in 2010.
     Income Taxes. Income taxes for the three months ended March 31, 2011 were $12.5 million on pretax income of $106.6 million, resulting in an effective tax rate of 11.7%, compared to 14.7% in the three months ended March 31, 2010. The decrease in our effective tax rate was primarily attributable to a prior year impairment charge in connection with the disposition of a majority interest in a Chinese subsidiary. Our effective tax rate may fluctuate between quarters as a result of discrete items that may affect a specific quarter.
     Net Income. Net income increased by $25.6 million, or 37.3%, in the three months ended March 31, 2011 to $94.1 million from $68.6 million in the three months ended March 31, 2010. The increase in net income was attributable mainly to the increase in interest and other income (expense), net as well as to the increase in operating income.
     Diluted Earnings Per Share. Diluted earnings per share increased by $0.17, or 51.5% to $0.50 in the three months ended March 31, 2011, from $0.33 in the three months ended March 31, 2010. The increase in diluted earnings per share resulted primarily from the decrease in diluted weighted average numbers of shares outstanding, as well as to the increase in net income. Please see Note 10 to our unaudited consolidated financial statements.

Liquidity and Capital Resources
     Cash, cash equivalents and short-term interest-bearing investments totaled $1.16 billion as of March 31, 2011, compared to $1.43 billion as of September 30, 2010. The decrease in the six months ended March 31, 2011 was mainly attributable to $274.7 million used to repurchase our ordinary shares pursuant to our share repurchase program, $200.0 million in payments under financing arrangements, and $55.5 million for capital expenditures, net, partially offset by $237.8 million in positive cash flow from operations. Net cash provided by operating activities amounted to $237.8 million and $358.1 million for the six months ended March 31, 2011 and 2010, respectively.
     Our policy is to retain substantial cash balances in order to support our growth. We believe that our current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our operational needs for at least the next fiscal year.

     Our interest-bearing investments are classified as available-for-sale securities. Unrealized gains or losses are reported as a separate component of accumulated other comprehensive income, net of tax. Such interest-bearing investments consist primarily of money market funds, U.S. government treasuries, U.S. agency securities, government guaranteed debt and corporate bonds. We believe we have conservative investment policy guidelines. Our interest-bearing investments are stated at fair value. Our interest-bearing investments are priced by pricing vendors and are classified as Level 1 or Level 2 investments, since these vendors either provide a quoted market price in an active market or use observable inputs. During the three and six months ended March 31, 2011 and 2010, we recognized an immaterial credit loss. As of March 31, 2011, unrealized losses of $0.7 million related to securities for which credit losses were recognized and that are considered other-than-temporarily impaired securities, were included in accumulated other comprehensive income. Please see Notes 4 and 5 to the unaudited consolidated financial statements.
     In November 2007, we entered into an unsecured $500.0 million five-year revolving credit facility with a syndicate of banks, which is available for general corporate purposes, including acquisitions and repurchases of ordinary shares that we may consider from time to time. The interest rate for borrowings under the revolving credit facility is chosen at our option from several pre-defined alternatives, depends on the circumstances of any advance and is based on our credit rating. In September 2010, we borrowed an aggregate of $200.0 million under the facility and repaid it in October 2010. As of March 31, 2011, we were in compliance with the financial covenants under the revolving credit facility and had no outstanding borrowings under this facility.
     As of March 31, 2011, we had outstanding letters of credit and bank guarantees from various banks totaling $53.6 million. As of March 31, 2011, we had outstanding obligations of $0.6 million in connection with leasing arrangements and $1.0 million principal amount of convertible notes remained outstanding.
     We have contractual obligations for our non-cancelable operating leases, purchase obligations, pension funding and convertible notes summarized in the tabular disclosure of contractual obligations set forth in our Annual Report on Form 20-F for the fiscal year ended September 30, 2010, filed on December 7, 2010 with the SEC. Since September 30, 2010, there have been no material changes in our contractual obligations other than in the ordinary course of our business.
     Our capital expenditures were approximately $55.5 million in the six months ended March 31, 2011. Approximately 85% of these expenditures consisted of purchases of computer equipment, and the remainder attributable mainly to leasehold improvements. The capital expenditures in the six months ended March 31, 2011 were mainly attributable to investments in our operating facilities and our development centers around the world. Our policy is to fund our capital expenditures principally from operating cash flows and we do not anticipate any changes to this policy in the foreseeable future.
     In April 2010, our board of directors adopted a share repurchase plan authorizing the repurchase of up to $700.0 million of our outstanding ordinary shares over the following 12 months. The authorization permitted us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices that we considered appropriate. In the six months ended March 31, 2011, we repurchased approximately 9.7 million ordinary shares at an average price of $28.30 per share (excluding broker and transaction fees). As of March 31, 2011, we had remaining authority to repurchase up to $36.5 million of our outstanding ordinary shares under this plan.
     In February 2011, our board of directors adopted a share repurchase plan authorizing the repurchase of up to $1.0 billion of our outstanding ordinary shares over the following 24 months. The authorization permits us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices we consider appropriate.
     Subsequent to March 31, 2011, we completed the repurchase of the remaining authorized amount under the April 2010 plan and started executing repurchases under the new plan.
Currency Fluctuations
     We manage our foreign subsidiaries as integral direct components of our operations. The operations of our foreign subsidiaries provide the same type of services with the same type of expenditure throughout the Amdocs group. The U.S. dollar is our functional currency according to the salient economic factors as indicated in the authoritative guidance for foreign currency matters.
     During the six months ended March 31, 2011 and 2010, approximately 70% to 80% of our revenue and approximately 50% to 60% of our operating expenses were in U.S. dollars or linked to the U.S. dollar. If more customers will seek contracts in currencies other than the U.S. dollar and as our operational activities outside of the United States may increase, the percentage of our revenue and operating expenses in U.S. dollar or linked to the U.S. dollar may decrease over time, which may increase our exposure to fluctuations in currency exchange rates. In managing our foreign exchange risk, we enter from time to time into various foreign exchange hedging contracts. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate. We periodically assess the applicability of the U.S. dollar as our functional currency by reviewing the salient indicators.

PART II OTHER INFORMATION
Item 1. Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities.
     The following table provides information about purchases by us and our affiliated purchasers during the quarter ended March 31, 2011 of equity securities that are registered by us pursuant to Section 12 of the Exchange Act:
Ordinary Shares

				(d)
			(c)	Maximum Number
			Total Number of	(or Approximate
			Shares	Dollar Value)
	(a)		Purchased as Part	of Shares that May
	Total Number of	(b)	of Publicly	Yet Be Purchased
	Shares	Average Price	Announced Plans	Under the Plans
Period	Purchased	Paid per Share	or Programs	or Programs(1)
01/01/11-01/31/11	1,621,724	$28.02	1,621,724	$152,198,297
02/01/11-02/28/11	1,764,402	29.43	1,764,402	1,100,278,602
03/01/11-03/31/11	2,179,520	29.26	2,179,520	1,036,503,245

Total	5,565,646	$28.95	5,565,646	$1,036,503,245

(1)	In April 2010, our board of directors adopted a share repurchase plan authorizing the repurchase of up to $700.0 million of our outstanding ordinary shares over the following 12 months. The authorization permitted us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices that we considered appropriate. In February 2011, our board of directors adopted a share repurchase plan authorizing the repurchase of up to $1.0 billion of our outstanding ordinary shares over the following 24 months. The authorization permits us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices we consider appropriate. Subsequent to March 31, 2011, we completed the repurchase of the remaining authorized amount under the April 2010 plan and started executing repurchases under the new plan.
Item 2. Reports on Form 6-K
(a) Reports on Form 6-K
     The Company furnished or filed the following reports on Form 6-K during the three months ended March 31, 2011:
(1) Form 6-K dated January 25, 2011
(2) Form 6-K dated February 8, 2011

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED
/s/ Thomas G. O’Brien
Thomas G. O’Brien
Treasurer and Secretary Authorized U.S. Representative

Date: May 11, 2011